IAMGOLD FORM 40-F FILED ON EDGAR;
AIF FILED ON SEDAR

Toronto, Ontario, February 17, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") announces that a Form 40-F report has been filed with the U.S. Securities and Exchange Commission, consisting of the 2020 annual audited financial statements, management discussion and analysis and the annual information form ("AIF"). These filings are available through EDGAR at www.sec.gov.

The AIF and the 2020 annual audited financial statements and management discussion and analysis have also been filed with the appropriate Canadian regulatory bodies. These filings are available for viewing and retrieval through the Canadian securities regulatory authorities at www.sedar.com.

Canadian and U.S. regulatory filings are also available on the Company's website at www.iamgold.com. Hard copies of the audited financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD aims to become a million-ounce gold producer as it executes on its growth strategy, including bringing Côté Gold, its fourth mine, online.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm®, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.